SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statement on
Form F-3, as amended (File No. 333-181367), and will be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Operating and Financial Review and Prospects

This operating and financial review and prospects (“FRP”) discusses and analyzes the financial condition and results of ChipMOS TECHNOLOGIES (Bermuda) LTD, (also referred to as “we”, “our”, “ChipMOS” or “the Company”) for the six month period ended June 30, 2012. This should be read in conjunction with our unaudited condensed interim consolidated financial statements and accompanying notes for the six month period ended June 30, 2012 contained in this Form 6-K, which we prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), using the standards and interpretations currently issued and effective for the six months ended June 30, 2012, and with our annual consolidated financial statements for the year ended December 31, 2011 contained in our Annual Report on Form 20-F filed on April 26, 2012, which we prepared in accordance with ROC GAAP. The financial statements have been prepared in accordance with ROC GAAP which differs in certain material respects from US GAAP, and include presentations reconciled to US GAAP.

Overview

We provide a broad range of back-end testing services, including wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies. In the six months ended June 30, 2011 and 2012, our consolidated net revenue was NT$ 9,141 million and NT$ 9,213 million (US$309 million), respectively, and our net loss was NT$125 million and net income was NT$115 million (US$4 million), respectively.

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. or ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel Vitelic Inc., or Mosel, and Siliconware Precision Industries Co. Ltd., or Siliconware Precision and with the participation of other investors. Following the completion of the share exchange transaction between ChipMOS Bermuda and ChipMOS Taiwan on September 14, 2007, ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As of June 30, 2012, we owned 84.2% of ChipMOS Taiwan’s outstanding shares. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping and wafer testing in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind Technology Limited, or Modern Mind. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry. On April 22, 2011, ChipMOS Bermuda entered into an assignment and assumption agreement (the “MMT Assignment Agreement”) with ThaiLin Semiconductor Corp., or ThaiLin to sell the demand notes issued by Modern Mind (“MMT Notes”) to ThaiLin for a purchase price of approximately US$40 million. The transaction was completed on October 3, 2011 and Modern Mind then became the wholly-owned subsidiary of ThaiLin.

The following key trends are important to understanding our business:

Capital Intensive Nature of Our Business. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of testing and assembly equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on capacity utilization rates for our testing and assembly equipment. In particular, increases or decreases in our capacity utilization rates could significantly affect our gross margins since the unit cost of testing and assembly services generally decreases as fixed costs are allocated over a larger number of units.

We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to net revenue. In particular, the capacity utilization rates for our testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued in 2009 and in 2010. Market demand for semiconductors significantly decreased across our industry during these periods, which adversely affected average selling prices for our services and our results of operations for 2008, 2009 and 2010. The impact on our results of operations of the decrease in market demand during these periods was partly offset by increases in our 2009 and 2010 net revenue from assembly services for logic/mixed-signal semiconductors due to higher customer demand for these services in 2009 and 2010. The overall outsourced assembly and testing services for memory and logic/mixed-signal semiconductors increased gradually since 2010 and are still continuing. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties related to realizing pricing levels, capacity realization rates and gross margin during these periods.

Declining Average Selling Prices of Our Testing and Assembly Services. The semiconductor industry is characterized by a general decrease in prices for products and services over the course of their product and technology life cycles. The rate of decline is particularly steep during periods of intense competition and adverse market conditions. The average selling prices of our testing and assembly services experienced sharp declines during such periods as a result of intense price competition from other independent testing and assembly companies that attempt to maintain high capacity utilization levels in the face of reduced demand.

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer and portable electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand puts pricing pressure on our testing and assembly services and negatively affects our earnings.

Net Revenue

We conduct our business according to the following main business segments: (1) testing services for memory and logic/mixed-signal semiconductors; (2) assembly services for memory and logic/mixed-signal semiconductors; (3) LCD and other flat-panel display driver semiconductor testing and assembly services; and (4) bumping services for memory, logic/mixed-signal and LCD and other flat-panel display driver semiconductors. The following table sets forth, for the periods indicated, our consolidated net revenue for each segment.

	Six Months ended June 30,
	2011	2012	2012
	NT$	NT$	US$
	(in millions)
Testing
Memory	$2,793.6	$2,457.3	$82.5
Logic/mixed-signal	242.3	229.6	7.7
Total testing	3,035.9	2,686.9	90.2
Assembly
Memory	2,451.4	2,743.3	92.1
Logic/mixed-signal	506.5	457.3	15.3
Total assembly	2,957.9	3,200.6	107.4
LCD and other flat-panel display driver semiconductor testing and assembly	2,003.6	2,006.1	67.3
Bumping	1,143.2	1,319.7	44.3

Total	$9,140.6	$9,213.3	$309.2

Our net revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer testing and assembly services for memory semiconductors, logic/mixed-signal semiconductors, testing and assembly services for LCD and other flat-panel display driver semiconductors and bumping services.

Most of our customers do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers).

Our financial condition and results of operations have also been, and are likely to continue to be, affected by price pressures on our service fees, which tend to decline in tandem with the declining average selling prices of the products we test and assemble over the course of their product and technology life cycles. In order to maintain our margins, it is necessary to offset the fee erosion by continually improving our production efficiency and maintaining high capacity utilization rates.

Pricing

We price our testing fees primarily based on the cost of testing the products to our customers’ specifications, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and with reference to prevailing market prices. Accordingly, the testing fee for a particular product would principally depend on the time taken to perform the tests, the complexity of the product and the testing process, and the cost of the equipment used to perform the test. For example, testing fees for memory semiconductors are significantly higher than those for other products because of the longer time required and the need for burn-in testing.

We price our assembly services on a per unit basis, taking into account the complexity of the package, our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, prevailing market conditions, the order size, the strength and history of our relationship with the customer and our capacity utilization.

We price our testing and assembly services for LCD and other flat-panel display driver semiconductors and bumping services on the basis of our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and the price for comparable services.

We offer volume discounts to all customers who purchase large quantities of our services and special discounts to customers who use our vertically integrated services. On a case by case basis, we also may offer special payment terms, including longer payment cycles, to key customers during downturns in the market so as to retain business from such key customers.

Revenue Recognition

We generally recognize our revenue upon completion of testing and assembly services. We also recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. We submit invoices at the time of completion of service or shipment or delivery and generally require all customers to pay within 60 days after the last day of the month during which the invoice was sent.

Geography and Currency

The majority of our net revenue is generated from customers headquartered in Taiwan, which represented 77% and 66% of our net revenue in the six months ended June 30, 2011 and 2012, respectively. We also generate net revenue from customers in the United States, Singapore, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 62% and 67% in the six months ended June 30, 2011 and 2012, respectively. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 81% and 81% in the six months ended June 30, 2011 and 2012, respectively. Our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 84% and 75% in the six months ended June 30, 2011 and 2012, respectively. In addition, our average capacity utilization rate for bumping was 94% and 81% in the six months ended June 30, 2011 and 2012, respectively.

For each period of time selected, we derived the capacity utilization rate for our testing operations by dividing the total number of hours of actual use of our facilities’ testing equipment units by the maximum number of hours that these equipment units were capable of being used. The testing capacity utilization rate generally increases in correlation to increases in the total volume of our customer orders, and generally decreases in correlation to decreases in the total volume of our customer orders.

For each period of time selected, we derived the capacity utilization rate for our assembly operations by dividing the total number of units actually produced by our assembly facilities by the maximum number of units that these facilities are capable of producing. The assembly capacity utilization rate generally increases in correlation to increases in the total volume of our customer orders, and generally decreases in correlation to decreases in the total volume of our customer orders.

Our gross revenue is generally the product of the total volume of our customer orders multiplied by the average selling price per deliverable unit from our assembly or testing services, as the case may be. As a result, in a period where the average selling prices do not fluctuate significantly, increases or decreases in our capacity utilization rates generally correlate to increases or decreases in our gross revenue. Periods with significant increases in the average selling prices reduce the negative impact on our gross revenue from any decreases in our capacity utilization rates. Similarly, periods with significant decreases in the average selling prices reduce the positive impact on our gross revenue from any increases in our capacity utilization rates.

The Company has significant fixed costs in operating our assembly and testing facilities. For this reason, decreases in our cost of goods sold during a period generally occur at a slower rate than decreases, during the same period, in our gross revenue due to lower capacity utilization rates, lower average selling prices, or both. Also, as a result, our gross margin and profitability generally decrease in correlation to decrease in our capacity utilization rates, decrease in our average selling prices, or both. Similarly, our gross margin and profitability generally increase in correlation to increase in our capacity utilization rates, increase in our average selling prices, or both. Due to the cyclical nature of the semiconductor industry, customer orders may change significantly, causing fluctuation in our capacity utilization rate and average selling price.

Most of our labor and overhead costs are denominated in NT dollars. However, we also incur costs of revenues and operating expenses associated with testing and assembly services in several other currencies, including Japanese yen, US dollars and RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder denominated in US dollars.

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Six Months ended June 30,
	2011	2012	2012
	NT$	NT$	US$
	(in millions)
Gross profit (loss):
Testing
Memory	$210.3	$83.4	$2.8
Logic/mixed-signal	21.1	15.2	0.5
Total testing	231.4	98.6	3.3
Assembly
Memory	(15.3)	66.9	2.2
Logic/mixed-signal	125.5	167.3	5.6
Total assembly	110.2	234.2	7.8
LCD and other flat-panel display driver semiconductor testing and assembly	459.0	491.5	16.5
Bumping	43.4	46.3	1.6

Total	$844.0	$870.6	$29.2

Gross profit (loss) margin:
Testing
Memory	7.5%	3.4%	3.4%
Logic/mixed-signal	8.7	6.6	6.6
Total testing	7.6	3.7	3.7
Assembly
Memory	(0.6)	2.4	2.4
Logic/mixed-signal	24.8	36.6	36.6
Total assembly	3.7	7.3	7.3
LCD and other flat-panel display driver semiconductor testing and assembly	22.9	24.5	24.5
Bumping	3.8	3.5	3.5
Overall	9.2%	9.4%	9.4%

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, amortization expenses relating to technology, expenditures to qualify our services for specific customers and other consulting fees and certification fees paid to third parties. Research and development expenses are recognized as they are incurred.

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, salary expenses for sales and marketing personnel, sales commission, professional service fees, bad debt provision and service support expenses.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, and other corporate expenses. They also include stock-based compensation that is expensed using the intrinsic value-based method and fair value method.

Other Income (Expenses), Net

Our other income principally consists of interest income, foreign exchange gains, warehouse space rental revenue, royalty income, gains on sale of investments, gains on disposal of property, plant and equipment, fair value gains on financial assets and gains on embedded derivative.

Our other expenses principally consist of interest expense, fair value loss on financial assets, financing costs, impairment losses, losses on disposal of property, plant and equipment, loss on embedded derivative and foreign exchange losses.

Noncontrolling Interests

Noncontrolling interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own.

Net Income (Loss)

Our net loss was NT$125 million and net income was NT$115 million (US$4 million) in the six months ended June 30, 2011 and 2012.

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Six Months ended June 30,
	2011	2012
ROC GAAP:
Net revenue	100.0%	100.0%
Cost of revenue	90.8	90.6

Gross profit margin	9.2	9.4

Operating expenses:
Research and development	2.3	2.5
General and administrative	3.6	3.3
Sales and marketing	0.3	0.4

Total operating expenses	6.2	6.2

Income from operations	3.0	3.2
Other income (expenses), net	(3.4)	(1.9)

Income (Loss) before income tax and noncontrolling interests	(0.4)	1.3
Income tax benefit (expense)	(0.9)	(0.5)

Income (Loss) before noncontrolling interests	(1.3)	0.8
Net (income) loss attributable to noncontrolling interests	(0.1)	0.5

Net income (loss) attributable to ChipMOS	(1.4)%	1.3%

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

Net Revenue. Our net revenue increased by NT$72 million, or 1%, to NT$9,213 million (US$309 million) in the six months ended June 30, 2012 from NT$9,141 million in the six months ended June 30, 2011.

Net revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$349 million, or 12%, to NT$2,687 million (US$90 million) in the six months ended June 30, 2012 from NT$3,036 million in the six months ended June 30, 2011. Net revenue from testing services for memory semiconductors decreased by NT$337 million, or 12%, to NT$2,457 million (US$82 million) in the six months ended June 30, 2012 from NT$2,794 million in the six months ended June 30, 2011, principally due to the lower customer demand and average selling price. Net revenue for testing services for logic/mixed-signal semiconductors decreased by NT$12 million, or 5%, to NT$230 million (US$8 million) in the six months ended June 30, 2012 from NT$242 million in the six months ended June 30, 2011, principally due to lower customer demand and average selling price.

Net revenue from assembly services for memory and logic/mixed-signal semiconductors increased by NT$242 million, or 8%, to NT$3,200 million (US$108 million) in the six months ended June 30, 2012 from NT$2,958 million in the six months ended June 30, 2011. Net revenue from assembly services for memory semiconductors increased by NT$292 million, or 12%, to NT$2,743 million (US$92 million) in the six months ended June 30, 2012 from NT$2,451 million in the six months ended June 30, 2011, primarily as a result of increased customer demand and average selling price. Net revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$50 million, or 10%, to NT$457 million (US$16 million) in the six months ended June 30, 2012 from NT$507 million in the six months ended June 30, 2011, mainly attributable to lower customer demand.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$2 million, or 0.1%, to NT$2,006 million (US$67 million) in the six months ended June 30, 2012 from NT$2,004 million in the six months ended June 30, 2011. This increase was principally as a result of an increase of capacity for LCD and other flat-panel display products in the six months ended June 30, 2012.

Net revenue from bumping services increased by NT$177 million, or 15%, to NT$1,320 million (US$44 million) in the six months ended June 30, 2012 from NT$1,143 million in the six months ended June 30, 2011. This increase was principally as a result of an increased average selling price for bumping services in the six months ended June 30, 2012.

See “— Cost of Revenue and Gross Profit (Loss)” for more information concerning our testing and assembly capacity utilization rates and the impact on our gross revenue, gross margin and profitability from any increases or decreases in our capacity utilization rates.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$46 million, or 1%, to NT$8,343 million (US$280 million) in the six months ended June 30, 2012 from NT$8,297 million in the six months ended June 30, 2011, primarily due to increase of direct materials, direct labor, fringes and operating supplies of NT$315 million (US$11 million), NT$18 million (US$1 million), NT$33 million (US$1 million) and NT$56 million (US$2 million), respectively and partially offset by the decrease in depreciation expense and inventory valuation allowance of NT$234 million (US$8 million) and NT$146 million (US$5 million).

Our gross profit increased to NT$871 million (US$29 million) in the six months ended June 30, 2012 from NT$844 million in the six months ended June 30, 2011. Our gross margin remained at around 9% in the six months ended June 30, 2011 and 2012.

Our gross margin for testing services for memory and logic/mixed-signal semiconductors decreased to 4% in the six months ended June 30, 2012 from 8% in the six months ended June 30, 2011, primarily due to a lower customer demand and average selling price.

Our gross margin for assembly services for memory and logic/mixed-signal semiconductors increased to 7% in the six months ended June 30, 2012 from 4% in the six months ended June 30, 2011, primarily due to the increased sales of higher margin memory semiconductor assembly services.

Our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services increased to 25% in the six months ended June 30, 2012 from 23% in the six months ended June 30, 2011, primarily due to the increased sales of LCD and other flat-panel display driver semiconductor testing and assembly services.

Our gross margin for bumping services decreased to 3% in the six months ended June 30, 2012 from 4% in the six months ended June 30, 2011, primarily due to a lower capacity utilization rate, which decreased to 81% in the six months ended June 30, 2012 from 94% in the six months ended June 30, 2011.

See “— Cost of Revenue and Gross Profit (Loss)” for more information concerning our testing and assembly capacity utilization rates and the impact on our gross revenue, gross margin and profitability from any increases or decreases in our capacity utilization rates.

Research and Development Expenses. Research and development expenses increased by NT$24 million, or 11%, to NT$233 million (US$8 million) in the six months ended June 30, 2012 from NT$209 million in the six months ended June 30, 2011. This increase was primarily due to the increase of salary and fringes expenses.

General and Administrative Expenses. General and administrative expenses decreased by NT$24 million, or 7%, to NT$303 million (US$10 million) in the six months ended June 30, 2012 from NT$327 million in the six months ended June 30, 2011, primarily due to the decrease of professional services fees and depreciation expense by NT$38 million (US$1 million) and NT$7 million (US$235 thousand) and partially offset by the increase of fringes expenses by NT$18 million (US$604 thousand).

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$6 million, or 18%, to NT$39 million (US$1 million) in the six months ended June 30, 2012 from NT$33 million in the six months ended June 30, 2011, primarily due to an increase of freight-out expenses, entertainment expenses, commissions and miscellaneous taxes.

Other Income (Expenses), Net. Other income (expenses), net, changed by NT$137 million, or 44%, to other expenses, net, of NT$176 million (US$6 million) in the six months ended June 30, 2012 from other expense, net, of NT$313 million in the six months ended June 30, 2011. This change was primarily due to the decrease of interest expense by NT$61 million (US$2 million), loss on partial disposal of ChipMOS Taiwan to Siliconware Precision by NT$75 million (US$3 million) and loss on derivative liability by NT$57 million (US$2 million) and partially offset by the increase of depreciation expense of idle assets by NT$33 million (US$1 million) and scrap loss of property, plant and equipment by NT$30 million (US$1 million).

Income (Loss) Before Income Tax and Noncontrolling Interests. As a result of the foregoing, loss before income tax and noncontrolling interests decreased by 418% to income before income tax and noncontrolling interests of NT$121 million (US$4 million) in the six months ended June 30, 2012 from loss before income tax and noncontrolling interests of NT$38 million in the six months ended June 30, 2011.

Income Tax Benefit (Expense). We had an income tax expense of NT$48 million (US$2 million) in the six months ended June 30, 2012 compared to income tax expense of NT$84 million in the six months ended June 30, 2011, primarily due to the decrease in income before income tax of ThaiLin.

Net (Income) Loss Attributable to Noncontrolling Interests. The net income less losses of ThaiLin and its wholly-owned subsidiaries, Modern Mind and ChipMOS Shanghai and of ChipMOS Taiwan attributable to noncontrolling interests amounted to NT$43 million (US$1 million) in the six months ended June 30, 2012, compared to the net income of ThaiLin and of ChipMOS Taiwan attributable to noncontrolling interests of NT$3 million in the six months ended June 30, 2011.

Net Income (Loss) Attributable to ChipMOS. As a result of the foregoing, the net income attributable to ChipMOS was NT$115 million (US$4 million) in the six months ended June 30, 2012, compared to a net loss attributable to ChipMOS of NT$125 million in the six months ended June 30, 2011.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of June 30, 2012, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$6,597 million (US$221 million), and short-term loans of NT$561 million (US$19 million) available to us in undrawn facilities, which will expire before June 2013. To meet our liquidity, capital spending and other capital needs, we have taken certain steps discussed below.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Six Months ended June 30,
	2011	2012	2012
	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Net cash provided by (used in):
Operating activities	$2,407.5	$859.1	$28.8
Investing activities	(1,660.4)	(1,462.6)	(49.1)
Financing activities	(2,803.9)	(151.3)	(5.0)
Effect of exchange rate changes on cash	2.1	(6.5)	(0.2)

Net decrease in cash	$(2,054.7)	$(761.3)	$(25.5)

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled NT$859 million (US$29 million) in the six months ended June 30, 2012, compared to NT$2,407 million in the six months ended June 30, 2011. The decrease in net cash provided by operating activities was primarily due to an increase of financial assets at fair value through profit or loss of NT$999 million (US$34 million) in the six months ended June 30, 2012 compared to an increase of financial assets at fair value through profit or loss of NT$6 million in the six months ended June 30, 2011 and a decrease of account payable of NT$114 million (US$4 million) in the six months ended June 30, 2012 compared to an increase of account payable of NT$160 million in the six months ended June 30, 2011. The decrease in net cash provided by operating activities was also attributable to a decrease in depreciation expense to NT$2,559 million (US$86 million) in the six months ended June 30, 2012 from NT$2,768 million in the six months ended June 30, 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$1,463 million (US$49 million) in the six months ended June 30, 2012, compared to NT$1,660 million in the six months ended June 30, 2011. The decrease in net cash used in investing activities was primarily the result of a decrease in restricted cash and cash equivalents of NT$132 million (US$4 million) in the six months ended June 30, 2012 compared to an increase in restricted cash and cash equivalents of NT$391 million in the six months ended June 30, 2011, a decrease in capital expenditures which decreased to NT$1,584 million (US$53 million) in the six months ended June 30, 2012 from NT$2,025 million in the six months ended June 30, 2011 and partially offset by the proceeds from sales of ChipMOS Taiwan’s shares to Siliconware Precision of NT$487 million in the six months ended June 30, 2011 and decrease in proceeds from sales of property, plant and equipment which decreased to NT$4 million (US$134 thousand) in the six months ended June 30, 2012 from NT$292 million in the six months ended June 30, 2011.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled NT$151 million (US$5 million) in the six months ended June 30, 2012, compared to NT$2,804 million in the six months ended June 30, 2011. The decrease in net cash used in financing activities was primarily the result of the net proceeds of short-term loans of NT$95 million (US$3 million) in the six months ended June 30, 2012, compared to the net payments of short-term loans of NT$531 million in the six months ended June 30, 2011 and the net payments of long-term loans of NT$324 million (US$11 million) in the six months ended June 30, 2012, compared to NT$2,148 million in the six months ended June 30, 2011.

Capital Resources

Capital expenditures in the six months ended June 30, 2012 were funded by NT$859 million (US$29 million) in cash flows from operating activities.

As of June 30, 2012, we had secured long-term loans of NT$8,845 million (US$297 million) (including current portions of such long-term loans of NT$1,421 million (US$48 million)), which will be due in January 2015 to March 2018. Our unused long-term credit facilities amounted to US$7 million (NT$209 million), as of June 30, 2012.

As of June 30, 2012, we had a secured short-term credit loan of NT$9 million (US$0.3 million), which was due in July 2012, and unsecured short-term loans in the total amount of NT$633 million (US$21 million), which were due or will be due from July 2012 to October 2012. Our unused credit lines for short-term loans, as of June 30, 2012, totaled NT$561 million (US$19 million), which were expired or will expire from July 2012 to June 2013.

As of June 30, 2012, certain of our land, buildings and land use right, machinery and restricted cash and cash equivalents with an aggregate net book value of NT$5,771 million (US$194 million), NT$3,094 million (US$104 million) and NT$153 million (US$5 million), respectively, were pledged as collateral in connection with our long-term and short-term bank loans.

Off-Balance Sheet Arrangements

As of June 30, 2012, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income (loss), total assets and shareholders’ equity (including noncontrolling interests) in accordance with ROC GAAP and US GAAP for the periods indicated:

	Six Months ended as of June 30
	2011	2012	2012
	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to ChipMOS in accordance with:

ROC GAAP	$(124.5)	$115.3	$3.9
US GAAP	$(122.8)	$130.4	$4.4

	Year ended as of December 31, 2011	Six Months ended as of June 30, 2012
	NT$	NT$	US$
	(in millions)
Total assets in accordance with:
ROC GAAP	$28,281.1	$27,787.8	$932.5
US GAAP	27,964.2	27,438.5	920.8
Total equity (including noncontrolling interests) in accordance with:
ROC GAAP	14,983.3	15,144.7	508.2
US GAAP	$14,288.9	$14,482.7	$486.0

Note 25 to our consolidated financial statements contained in the Annual Report on Form 20-F describes the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP for certain items, including net income (loss) and shareholders’ equity. Differences between ROC GAAP and US GAAP which have an effect on our net income (loss) as reported under ROC GAAP relate to, among other things, depreciation policy, uncertain tax positions, pension expenses, share-based compensation and accounting for our convertible notes.

Under Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 718, share-based compensation transactions are generally required to be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The standards became effective for the first interim period beginning after December 15, 2005.

Under FASB ASC 815, we are required to bifurcate and separately account for the conversion feature of our convertible notes as embedded derivatives contained in the convertible notes. Under US GAAP, we are required to carry these embedded derivatives on our balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

and Subsidiaries

Unaudited Consolidated Financial Statements

for the Six Months Ended June 30, 2011 and 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

December 31, 2011 and June 30, 2012 (Notes 1 and 6)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,	June 30,
	2011	2012
	NT$	NT$	US$
			(Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,357,902	6,596,611	221,363
Restricted cash and cash equivalents (Note 8)	285,133	152,830	5,129
Financial assets at fair value through profit or loss	—	1,000,659	33,579
Notes receivable	5,710	7,844	263
Accounts receivable - net of allowance for doubtful receivables and sales return allowances	3,666,507	3,954,239	132,693
Other receivables - net of allowance for doubtful receivables and sales return allowances	73,179	135,081	4,533
Inventories - net (Note 4)	1,533,866	1,579,665	53,009
Deferred income tax - net	76,559	60,931	2,044
Prepaid expenses and other current assets	92,335	155,446	5,216

Total Current Assets	13,091,191	13,643,306	457,829

LONG-TERM INVESTMENTS
Financial assets carried at cost	39,121	39,121	1,313

PROPERTY, PLANT AND EQUIPMENT - NET (Note 8)
Cost
Land	452,738	452,738	15,193
Buildings and auxiliary equipment	9,095,376	9,084,433	304,847
Machinery and equipment	38,698,624	39,099,028	1,312,048
Furniture and fixtures	1,401,278	1,430,351	47,998
Transportation equipment	36,819	38,897	1,305
Tools	3,056,053	3,155,025	105,873
Leasehold improvements	2,310	2,280	77

Total cost	52,743,198	53,262,752	1,787,341
Accumulated depreciation	(37,910,331)	(40,020,285)	(1,342,963)
Accumulated impairment	(1,417,109)	(1,386,246)	(46,518)
Construction in progress and advance payments	480,290	1,087,360	36,488

Net Property, Plant and Equipment	13,896,048	12,943,581	434,348

INTANGIBLE ASSETS - NET (Note 8)	100,498	97,752	3,280

OTHER ASSETS
Employee dormitory buildings - net of accumulated depreciation	248,429	234,991	7,886
Refundable deposits	21,364	21,214	712
Prepaid pension	33,541	35,617	1,195
Deferred income tax – net	600,351	570,833	19,155
Others	250,522	201,384	6,758

Total Other Assets	1,154,207	1,064,039	35,706

TOTAL ASSETS	28,281,065	27,787,799	932,476

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS (Continued)

December 31, 2011 and June 30, 2012 (Notes 1 and 6)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,	June 30,
	2011	2012
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Bank loans (Note 8)	546,916	641,845	21,538
Current portion of long-term loans (Note 8)	684,028	1,420,500	47,668
Deferred credit	2,383	2,346	79
Accounts payable	1,130,730	1,029,570	34,549
Other payables	1,081,530	908,957	30,502
Income tax payable	20,283	—	—
Payables to contractors and equipment suppliers	415,391	442,821	14,860
Accrued expenses and other current liabilities	830,903	673,647	22,605

Total Current Liabilities	4,712,164	5,119,686	171,801

LONG-TERM LIABILITIES
Long-term loans (Note 8)	8,484,300	7,424,168	249,133

OTHER LIABILITIES
Deferred credit	95,304	92,683	3,110
Accrued pension cost	4,250	4,495	151
Guarantee deposits	1,777	2,053	69

Total Other Liabilities	101,331	99,231	3,330

Total Liabilities	13,297,795	12,643,085	424,264

COMMITMENTS AND CONTINGENCIES (Note 9)

EQUITY (Note 6)
Capital stock NT$1.169 (US$0.04) par value
Authorized 62,500 thousand common shares and 18,750 thousand preferred shares
Issued 33,784 thousand common shares (2011: 33,398 thousand common shares)
Outstanding 27,310 thousand common shares (2011: 26,924 thousand common shares)	39,041	39,498	1,325
Capital surplus	15,201,353	15,290,344	513,099
Accumulated losses	(3,787,431)	(3,673,982)	(123,288)
Cumulative translation adjustments	433,902	426,849	14,324
Treasury stock	(924,781)	(919,849)	(30,867)

Total Shareholders’ Equity	10,962,084	11,162,860	374,593
Noncontrolling interests	4,021,186	3,981,854	133,619

Total Equity	14,983,270	15,144,714	508,212

TOTAL LIABILITIES AND EQUITY	28,281,065	27,787,799	932,476

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2011 and 2012 (Notes 1 and 6)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
			(Note 3)

NET REVENUE (Notes 7 and 12)
Related parties	379,009	—	—
Third parties	8,761,639	9,213,262	309,170

Total Net Revenue	9,140,648	9,213,262	309,170

COST OF REVENUE (Note 12)
Related parties	446,609	—	—
Third parties	7,850,088	8,342,644	279,955

Total Cost of Revenue	8,296,697	8,342,644	279,955

GROSS PROFIT	843,951	870,618	29,215

OPERATING EXPENSES
Research and development	208,625	232,474	7,801
General and administrative	327,250	302,724	10,159
Sales and marketing	32,930	38,867	1,304

Total Operating Expenses	568,805	574,065	19,264

INCOME FROM OPERATIONS	275,146	296,553	9,951

NON-OPERATING INCOME
Rental	5,457	3,361	113
Interest	10,475	12,556	421
Gain on disposal of property, plant and equipment	33,154	14,868	499
Gain on disposal of financial assets	131	829	28
Fair value gain on financial assets	—	659	22
Other	40,066	59,055	1,982

Total Non-Operating Income	89,283	91,328	3,065

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

For the Six Months Ended June 30, 2011 and 2012 (Notes 1 and 6)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
			(Note 3)

NON-OPERATING EXPENSES
Interest	181,870	121,126	4,065
Financing cost	15,193	—	—
Foreign exchange loss – net	48,950	63,676	2,136
Loss on disposal of property, plant and equipment	5,102	2,892	97
Impairment loss on other assets	2,288	3,700	124
Loss on embedded derivative	57,188	—	—
Loss on partial disposal of a subsidiary	74,923	—	—
Other	16,975	75,601	2,537

Total Non-Operating Expenses	402,489	266,995	8,959

INCOME (LOSS) BEFORE INCOME TAX AND NONCONTROLLING INTERESTS	(38,060)	120,886	4,057
INCOME TAX EXPENSE	(83,549)	(48,255)	(1,619)

INCOME (LOSS) BEFORE NONCONTROLLING INTERESTS	(121,609)	72,631	2,438

NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(2,931)	42,599	1,429

NET INCOME (LOSS) ATTRIBUTABLE TO ChipMOS	(124,540)	115,230	3,867

EARNINGS (LOSS) PER SHARE – BASIC	(4.74)	4.24	0.14

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC	26,256	27,169	27,169

EARNINGS (LOSS) PER SHARE – DILUTED (Note 2)	(4.74)	4.11	0.14

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (Note 2)	26,256	28,022	28,022

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2012 (Notes 1 and 6)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK		CAPITAL	RETAINED EARNINGS (ACCUMULATED	CUMULATIVE TRANSLATION	TREASURY	NON- CONTROLLING	TOTAL
	Shares	Amount	SURPLUS	LOSSES)	ADJUSTMENTS	STOCK	INTERESTS	EQUITY
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$

BALANCE, DECEMBER 31, 2011	26,924	39,041	15,201,353	(3,787,431)	433,902	(924,781)	4,021,186	14,983,270

Exercise of stock option	433	512	84,833	—	—	—	—	85,345

Issue of option warrants	—	—	33,743	—	—	—	—	33,743

Net income for the six months ended June 30, 2012	—	—	—	115,230	—	—	(42,599)	72,631

Adjustment of equity method for long-term investments	—	—	(18,724)	(1,781)	—	4,932	—	(15,573)

Changes in noncontrolling interests	—	—	—	—	—	—	3,267	3,267

Shares repurchase	—	—	—	—	—	(10,916)	—	(10,916)

Treasury stock cancel and retire	(47)	(55)	(10,861)	—	—	10,916	—	—

Translation adjustments	—	—	—	—	(7,053)	—	—	(7,053)

BALANCE, JUNE 30, 2012	27,310	39,498	15,290,344	(3,673,982)	426,849	(919,849)	3,981,854	15,144,714

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2011 and 2012 (Notes 1 and 6)

(In Thousands of New Taiwan and U.S. Dollars)

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) attributable to ChipMOS	(124,540)	115,230	3,867
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	2,767,781	2,558,549	85,857
Amortization of intangible and other assets	47,479	32,817	1,101
Amortization of discount of convertible notes (“CN”)	1,298	—	—
Interest payment from conversion of CN	39,780	—	—
Allowance for doubtful receivables	5,965	6,918	232
Recovery of allowance for doubtful receivables	(702)	(113)	(4)
Deferred compensation	13,024	33,743	1,132
Gain on disposal of property, plant and equipment – net	(28,052)	(11,976)	(402)
Gain on disposal of financial assets	(131)	(829)	(28)
Loss on partial disposal of a subsidiary	74,923	—	—
Loss on embedded derivative	57,188	—	—
Impairment loss of other assets	2,288	3,700	124
Fair value gain on financial assets	—	(659)	(22)
Accrued pension cost	(1,314)	(1,830)	(61)
Deferred income tax – net	101,440	45,146	1,515
Noncontrolling interests	2,931	(42,599)	(1,429)
Changes in operating assets and liabilities
Financial assets at fair value through profit or loss	(6,455)	(999,171)	(33,529)
Notes receivable	4,920	(2,134)	(72)
Accounts receivable	(410,270)	(297,566)	(9,985)
Other receivables	127,643	(29,767)	(999)
Inventories	(352,104)	(47,307)	(1,587)
Prepaid expenses and other current assets	51,325	(63,468)	(2,130)
Other assets	(216)	27,332	918
Accounts payable	160,422	(114,398)	(3,839)
Other payables	30,476	(171,848)	(5,767)
Income tax payable	(18,399)	(20,283)	(681)
Accrued expenses and other liabilities	(118,531)	(159,201)	(5,342)
Deferred credit	(20,684)	(1,167)	(39)

Net Cash Provided by Operating Activities	2,407,485	859,119	28,830

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	(390,571)	132,223	4,437
Proceeds from sales of property, plant and equipment	291,921	3,669	123
Proceeds from sales of employee dormitory buildings and other assets	4,952	5,226	175
Proceeds from partial disposal of a subsidiary	486,859	—	—
Acquisitions of:
Property, plant and equipment	(2,024,588)	(1,584,205)	(53,161)
Deferred assets	(28,336)	(18,857)	(633)
Employee dormitory building and other assets	(137)	(842)	(28)
Decrease (increase) in refundable deposits	(485)	150	5

Net Cash Used in Investing Activities	(1,660,385)	(1,462,636)	(49,082)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Six Months Ended June 30, 2011 and 2012 (Notes 1 and 6)

(In Thousands of New Taiwan and U.S. Dollars)

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
			(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(530,950)	—	—
Long-term loans	(2,148,299)	(324,023)	(10,873)
Treasury stock	—	(10,916)	(367)
Reverse stock split	(239)	—	—
Proceeds from:
Bank loans	—	94,879	3,184
Issuance of capital stock	14,871	85,345	2,864
Changes in noncontrolling interests	(137,966)	3,267	110
Increase (decrease) in guarantee deposits	(1,324)	113	4

Net Cash used in Financing Activities	(2,803,907)	(151,335)	(5,078)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	2,067	(6,439)	(216)

Net decrease in cash and cash equivalents	(2,054,740)	(761,291)	(25,546)

Cash and cash equivalents, beginning of the period	7,143,265	7,357,902	246,909

Cash and cash equivalents, end of the period	5,088,525	6,596,611	221,363

SUPPLEMENTAL INFORMATION
Income tax paid	20,468	23,868	801

Interest paid	155,893	122,455	4,109

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	4,255,949	1,420,500	47,668
Interest payment for CN in shares	42,371	—	—
PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and Equipment
Total acquisitions	1,313,138	1,612,171	54,100
Decrease (increase) in payables to contractors and equipment suppliers	711,450	(27,966)	(939)

	2,024,588	1,584,205	53,161

The accompanying notes are an integral part of the unaudited consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ Global Select Market since June 2001. In February 2010, ChipMOS Bermuda submitted an application to the NASDAQ Stock Market to transfer its listing to The NASDAQ Capital Market from The NASDAQ Global Select Market. The NASDAQ Stock Market has determined that the Company meets the NASDAQ Capital Market initial listing criteria set forth in Listing Rule 5505. Its common shares have been traded on the NASDAQ Capital Market since March 17, 2010. As of June 30, 2012, ChipMOS Bermuda was 19.16% owned by ThaiLin Semiconductor Corp. (ThaiLin). As of June 30, 2012, ChipMOS Bermuda owned 84.22% of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan).

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between Mosel Vitelic Inc. (MVI) and Siliconware Precision Industries Co. Ltd. (SPIL). Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 14,585 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as noncontrolling interests in the historical financial statements. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 3,043,749 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, ChipMOS Bermuda entered into a Share Purchase Agreement with SPIL to sell to SPIL the holding of 133,000 thousand common shares of ChipMOS Taiwan for a consideration of NT$1,630,580 thousand. In January 2011, the transaction was completed. As of June 30, 2012, SPIL held a 15.78% interest in ChipMOS Taiwan and ChipMOS Bermuda held an 84.22% interest in ChipMOS Taiwan.

1.	ORGANIZATION AND BUSINESS (continued)

ThaiLin was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. ChipMOS Bermuda consolidates ThaiLin in reliance on Rule 3A-02(a) under Regulation S-X which requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock. This is consistent with the guidance in Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 810-10. ChipMOS Bermuda has a parent-subsidiary relationship with ThaiLin by indirect ownership and by means other than record ownership of voting stock. This relationship is based on ChipMOS Bermuda’s power to direct or cause the direction of the management and policies of ThaiLin. As of June 30, 2012, ChipMOS Taiwan held a 42.87% equity interest in ThaiLin.

ChipMOS USA Inc. (ChipMOS USA) was incorporated in the United States of America in October 1999. ChipMOS USA engages in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS USA began generating revenue in 2001. As of June 30, 2012, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA.

MODERN MIND TECHNOLOGY LIMITED (Modern Mind) was incorporated in the British Virgin Islands on January 29, 2002. Modern Mind conducts its operations through ChipMOS TECHNOLOGIES (Shanghai) LTD. (ChipMOS Shanghai). ChipMOS Bermuda acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited (Jesper) on December 31, 2002. In December 2002 and 2003, ChipMOS Bermuda acquired from Jesper and ChipMOS Taiwan, respectively, convertible notes issued by Modern Mind (MMT Notes) that are convertible into a controlling equity interest in Modern Mind if the repayment is not made when due. ChipMOS Bermuda consolidates Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai in reliance on Rule 3A-02(a) under Regulation S-X which requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock. This is consistent with the guidance in FASB ASC 810-10. ChipMOS Bermuda has a parent-subsidiary relationship with Modern Mind by means other than record ownership of voting stock. This relationship is based on ChipMOS Bermuda’s power to direct or cause the direction of the management and policies of Modern Mind and ChipMOS Shanghai.

The parent-subsidiary relationship with and management and policies direction of Modern Mind and ChipMOS Shanghai is established through the MMT Notes. ChipMOS Bermuda has agreed to provide loans from time to time to Modern Mind pursuant to MMT Notes that can be converted into Modern Mind common shares at any time. Payment under the MMT Notes is fully and unconditionally guaranteed by Jesper and secured by a security interest in all outstanding equity interests in Modern Mind and ChipMOS Shanghai. Jesper has granted the Company an irrevocable option, exercisable at any time, to acquire all common shares of Modern Mind then owned by Jesper. These MMT Notes would represent, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind. Accordingly, ChipMOS Bermuda is deemed to have a controlling interest in Modern Mind.

ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind, was established in the People’s Republic of China (PRC) on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003.

Under an assignment and assumption agreement signed on April 22, 2011, ChipMOS Bermuda agreed to sell the MMT Notes to ThaiLin for a purchase price of US$39,950 thousand. On October 3, 2011, the transaction was completed.

As of October 3, 2011, ThaiLin converted the MMT notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper. Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, became wholly-owned subsidiaries of ThaiLin.

Since October 3, 2011, ChipMOS Bermuda’s interest in ChipMOS Shanghai was reduced from 100% to 36.11%.

1.	ORGANIZATION AND BUSINESS (continued)

ChipMOS TECHNOLOGIES (H.K.) Limited (ChipMOS HK) was incorporated in Hong Kong on November 18, 2002. It is engaged in semiconductor testing and assembly services and trading of spare parts and tools. ChipMOS HK is a wholly-owned subsidiary of ChipMOS Bermuda. ChipMOS HK was liquidated in July 2011.

2.	BASIS OF PREPARATION

The unaudited interim consolidated financial statements include the accounts of ChipMOS Bermuda and all subsidiaries in which ChipMOS Bermuda (hereinafter, referred to individually or collectively as the “Company”) holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Statement of Financial Accounting Standards No. 7. All significant intercompany accounts and transactions have been eliminated.

The Company’s unaudited interim consolidated financial statements include for the six months ended June 30, 2011 and 2012, the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS USA, and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, and ChipMOS HK up to its date of liquidation.

The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis. These unaudited interim consolidated financial statements do not include all information and footnotes necessary for a complete presentation of the financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the ROC and should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2011 and for the year then ended, including the notes thereto. In the opinion of management, all adjustments (consistent of normal recurring accruals) considered necessary in order to fairly present the unaudited interim consolidated financial information have been included.

Earnings (Loss) per share

Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding in each period, adjusted retroactively for reverse stock split, stock dividends and stock bonuses issued subsequently. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock equivalents, including stock options and warrants, and convertible securities in the weighted average number of common shares outstanding for the year, if dilutive. The common stock equivalent was anti-dilutive for the six months ended June 30, 2011.

The following table reconciles the denominator to calculate basic and diluted earnings (loss) per share:

June 30, 2012
(in thousands)

Basic number of shares	27,169
Add: stock options	853

Diluted number of shares	28,022

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of June 29, 2012, which was NT$29.80 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	INVENTORIES - NET

	December 31,	June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Finished goods	107,137	59,151	1,985
Work in progress	218,871	202,397	6,792
Raw materials	1,328,441	1,424,962	47,817

	1,654,449	1,686,510	56,594
Less - allowance for losses	(120,583)	(106,845)	(3,585)

	1,533,866	1,579,665	53,009

5.	PENSION PLAN

Details of net pension costs are as follows:

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Service cost	595	382	13
Interest cost	5,916	5,745	193
Projected return on plan assets	(3,546)	(3,822)	(128)
Amortization	27	27	1
Net prior service cost	(103)	(103)	(4)
Curtailment loss	6,131	5,353	179

	9,020	7,582	254

6.	SHAREHOLDERS’ EQUITY

Stock Options

The Share Option plan provides that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase common shares of ChipMOS Bermuda at specified exercise prices.

The following table summarizes information about stock options outstanding at June 30, 2012.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Period End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
	US$		US$	US$
2006	19.244 ~ 22.882	350,543	22.64 ~ 26.92	10.58	13,500 August 2006	86,130 August ~ December 2007	83,745 August ~ December 2008	83,633 August ~ December 2009	83,535 August ~ December 2010
2007	14.552 ~ 25.908	309,310	17.12 ~ 30.48	10.58	13,500 August 2007	73,919 January ~ December 2008	73,901 January ~ December 2009	74,040 January ~ December 2010	73,950 January ~ December 2011
2008	0.748 ~ 11.9	335,448	0.88 ~ 14.00	10.58	15,000 August ~ November 2008	48,902 January ~ December 2009	49,258 January ~ December 2010	52,648 January ~ December 2011	169,640 January ~ December 2012
2009	0.8528 ~ 2.55	279,028	1.0032 ~ 3.00	10.58	20,506 August ~ November 2009	33,254 January ~ November 2010	37,570 January ~ November 2011	93,015 January ~ November 2012	94,683 January ~ November 2013
2010	2.448 ~ 5.474	151,386	2.88 ~ 6.44	10.58	18,750 August 2010	32,245 January ~ September 2011	33,240 January ~ August 2012	33,576 January ~ August 2013	33,575 January ~ August 2014
2011	4.59 ~ 6.222	661,115	5.4 ~ 7.32	10.58	37,500 August 2011	154,578 March ~ September 2012	156,351 March ~ September 2013	156,344 March ~ September 2014	156,342 March ~ September 2015
2012	11.1095	12,940	13.07	10.58		3,235 February 2013	3,235 February 2014	3,235 February 2015	3,235 February 2016

		2,099,770

NT$454,018 thousand (US$15,235 thousand) of compensation expense has been recognized with NT$33,868 thousand (US$1,137 thousand) (2011: NT$13,100 thousand) being accounted for through the statement of operations during the six months ended June 30, 2012. The Company issued 12,940 stock options during the six months ended June 30, 2012 to its employees. During the six months ended June 30, 2012, 41,965 stock options were forfeited and 433,377 stock options were exercised, leaving 2,099,770 stock options outstanding at June 30, 2012.

6.	SHAREHOLDERS’ EQUITY (continued)

Share Appreciation Rights

The share appreciation rights plan provides that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

The following table summarizes information about share appreciation rights outstanding at June 30, 2012.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Period End	Number Exercisable on Or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
	US$		US$	US$
2006	19.244 ~ 22.882	157,806	22.64 ~ 26.92	10.58	39,527 August ~ December 2007	39,523 August ~ December 2008	39,392 August ~ December 2009	39,364 August ~ December 2010
2007	14.552 ~ 25.908	64,125	17.12 ~ 30.48	10.58	16,071 January ~ December 2008	16,071 January ~ December 2009	15,992 January ~ December 2010	15,991 January ~ November 2011
2008	0.748 ~ 11.9	39,699	0.88 ~ 14.00	10.58	6,081 January ~ December 2009	6,080 January ~ December 2010	6,482 January ~ December 2011	21,056 January ~ December 2012
2009	0.884 ~ 2.55	139,218	1.04 ~ 3.00	10.58	6,725 January ~ August 2010	8,250 January ~ August 2011	62,045 January ~ August 2012	62,198 January ~ August 2013
2010	2.448 ~ 3.06	9,514	2.88 ~ 3.6	10.58	533 March ~ August 2011	2,615 March ~ August 2012	3,189 March ~ August 2013	3,177 March ~ August 2014
2011	5.151 ~ 6.222	459,855	6.06 ~ 7.32	10.58	113,857 March ~ August 2012	115,349 March ~ August 2013	115,328 March ~ August 2014	115,321 March ~ August 2015
2012	11.1095	6,200	13.07	10.58	1,550 February 2013	1,550 February 2014	1,550 February 2015	1,550 February 2016

		876,417

During the six months ended June 30, 2012, 6,200 rights were granted, 39,548 rights were forfeited and 140,174 rights were exercised. As of June 30, 2012, there were 876,417 share appreciation rights outstanding.

The Company recognized compensation expense of NT$82,584 thousand (US$2,771 thousand) (2011: NT$23,634 thousand) in respect of share appreciation rights at fair value during the six months ended June 30, 2012.

7.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI: A major shareholder. (Note 1)

b.	ProMOS: An investee of MVI. (Note 1)

c.	SPIL: A major shareholder. (Note 2)

Note 1:	Since April 1, 2011, MVI’s interest in ChipMOS Bermuda was reduced to below 10%. Accordingly, MVI and ProMOS were not considered related parties of the Company. The transactions with these parties were disclosed till the end of March 2011 as related party transactions.

Note 2:	In March 2011, SPIL’s holding in ChipMOS Bermuda decreased to below 10% and SPIL was no longer regarded a major shareholder of ChipMOS Bermuda. From April 1, 2011 onwards, SPIL was not considered a related party of the Company. The transactions with SPIL were disclosed till the end of March 2011 as related party transactions.

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)
During the period

Revenue
ProMOS	379,009	—	—

Other expenses
MVI	25	—	—

Other revenue
ProMOS	98	—	—

The price of sales to ProMOS was agreed upon quarterly, based on the then fair market price. The collection term for ProMOS was originally 75 days after month end. In January 2011, the collection term was revised to 45 days after delivery.

Other related parties have normal collection terms of 60 days after month end. The selling price is the same as for other customers.

In February 2010, ChipMOS Taiwan entered into an Equipment Purchase Agreement with SPIL to purchase SPIL’s DRAM test and LCD driver assembly and test operation lines with purchase price of approximately NT$1,630,580 thousand. Under the terms and conditions of the Equipment Purchase Agreement, ChipMOS Taiwan will pay the purchase price in four installments to SPIL with the final installment scheduled to be paid on or before March 31, 2011. The transaction was early completed in January 2011.

At the same time, ChipMOS Bermuda also entered into a Share Purchase Agreement with SPIL to sell to SPIL its holding of 133,000 thousand common shares of ChipMOS Taiwan with a consideration of NT$1,630,580 thousand. Under the terms and conditions of the Share Purchase Agreement, SPIL will pay the purchase price in four installments to the Company with the final installment scheduled to be paid on or about March 31, 2011. The transaction was early completed in January 2011.

The Company consults its ROC counsel on certain related party transactions and obtains legal opinions, as appropriate, to ensure that such transactions do not violate relevant ROC laws and regulations.

8.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for short and long-term bank loans and customs duty guarantee, which were as follows:

	December 31	June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Restricted cash and cash equivalents	285,133	152,830	5,129
Land	452,738	452,738	15,193
Buildings	5,474,164	5,220,203	175,175
Machinery and equipment	5,150,540	3,094,196	103,832
Land use right	100,498	97,752	3,280

	11,463,073	9,017,719	302,609

9.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of June 30, 2012, ChipMOS Taiwan leased parcels of land from the Hsinchu and Southern Taiwan Science Park under several agreements expiring on various dates from 2017 to 2032, with renewal options.

The future minimum lease payments under the above-mentioned leases as of June 30, 2012 are as follows:

Year	Amount
	NT$	US$
	(in thousands)

2012 (from July to December)	13,685	460
2013	27,370	918
2014	27,370	918
2015	27,370	918
Thereafter	150,320	5,045

Total minimum lease payments	246,115	8,259

b.	As of June 30, 2012, ChipMOS USA leased its office under an agreement expiring in 2015. The future minimum lease payments as of June 30, 2012 are as follows:

Year	Amount
	NT$	US$
	(in thousands)

2012 (from July to December)	1,549	52
2013	3,011	101
2014	2,919	98
2015	3,006	101

Total minimum lease payments	10,485	352

c.	As of June 30, 2012, ChipMOS Taiwan had capital commitments in relation to purchase of plant and machinery in the amount of NT$710,930 thousand (US$23,857 thousand).

d.	As of June 30, 2012, ThaiLin had capital commitments in relation to purchase of plant and machinery in the amount of NT$64,416 thousand (US$2,162 thousand).

e.	As of June 30, 2012, ChipMOS Shanghai had capital commitments in relation to purchase of plant and machinery in the amount of NT$34,606 thousand (US$1,161 thousand).

9.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

f.	On April 1, 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”), that each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents pursuant to the Agreement. In December 2004, Motorola spun off its semiconductor division and thereby formed Freescale Semiconductor, Inc. (“Freescale”). Subsequently, Freescale assumed Motorola’s rights and obligations under the Agreement. On October 16, 2006, Freescale unilaterally terminated the Agreement, alleging ChipMOS Taiwan breach of the Agreement. Under the Agreement, ChipMOS Taiwan agreed to pay running royalties for its manufacturing of certain BGA packages covered by Motorola (now Freescale) patents pursuant to the Agreement. As such, ChipMOS Taiwan argued Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to accrue royalty payments for products it believes are covered by the Agreement. The payments previously returned by Freescale and accrued by ChipMOS Taiwan have been deposited in a separate escrow account. On July 13, 2009, Freescale alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any of Freescale’s patents in the Agreement. ChipMOS Taiwan filed an answer to deny all allegations and also filed counterclaims against Freescale alleging Freescale engaged in patent misuse by seeking to obtain royalties on certain of ChipMOS Taiwan’s BGA products that were not covered by any Freescale patent included under the Agreement, and for declaratory judgement of patent non-infringement and invalidity. In response, on December 11, 2009, Freescale filed a motion to dismiss the declaratory judgment counterclaims filed by ChipMOS Taiwan and to stay all other patent related claims and issues until its breach of contract claims could be decided. That motion and the initial case management conference were held on March 5, 2010 and the motions were deemed submitted. A Summary Judgment granting in part and denying in part the motions of both Freescale and ChipMOS Taiwan was given by court on July 29, 2010. The above order finds that the Agreement constituted a “Total Sales Royalty” agreement, however, Freescale’s motion was partly denied for patent misuse. A mediation was held by both parties on October 28, 2010, but the mediation was unsuccessful. The fact discovery process regarding patent misuse issue closed in late April 2011. The expert discovery process regarding patent misuse issue closed in the middle of June 2011. On June 17, 2011, Freescale filed a motion for summary judgment on ChipMOS Taiwan’s patent misuse defense. ChipMOS Taiwan filed opposition to the above Freescale motion and also the cross-motion for summary judgment. An Order granting Freescale’s motion for partial summary judgment and denying ChipMOS Taiwan’s cross-motion for partial judgment was given on September 8, 2011. On September 13, 2011, ChipMOS Taiwan filed a Motion for Leave for Motion for Reconsideration. On October 17, 2011, ChipMOS Taiwan filed its opening brief in accordance with the Court Order dated September 22, 2011 granting ChipMOS Taiwan’s Motion for Leave for Motion for Reconsideration. Subsequently Freescale filed its response on October 31, 2011 and ChipMOS Taiwan replied on November 7, 2011. An Order granting in part and denying in part ChipMOS’ Motion for Reconsideration was issued on March 30, 2012. The above order finds that the Agreement constituted a “Total Sales Royalty” agreement, however, the patent misuse issue is a triable fact and ChipMOS is entitled to a jury trial. This case has been reassigned to Judge Edward Davila and set for a pre-trial conference on October 5, 2012. Freescale has refiled its motions to strike ChipMOS’ jury demand and for summary judgment on ChipMOS’ affirmative defences of exhaustion, mutual mistake and license. Those motions do not have a set hearing date, but may be addressed at the October 5, 2012 pre-trial conference. The Company’s counsel has not formed any opinion as to the outcome of the case. The Company considers that an unfavorable outcome for this matter is remote.

9.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

g.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. The fact discovery has been stayed in accordance with a Northern District of California Court order issued on May 24, 2007. On April 21, 2008, Tessera requested that the International Trade Commission (ITC) investigate ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA (collectively referred to as the Companies) on the basis of alleged violations of Section 337 of the Tariff Act of 1930. In its request for investigation (“ITC-649 Investigation”), Tessera alleged that the Companies infringed certain patents among which are three that were the subject of the stayed litigation in the Northern District of California. Tessera also requested that the ITC issue an exclusion order to enjoin the importation of accused products into the United States. On September 30, 2008, Judge of Northern District of California Court (“Judge”) granted a motion to extend the hearing date from March 16 to March 24, 2009 and target date from August 28 to November 2, 2009. On February 10, 2009, the Judge ordered the procedural schedule in the ITC-649 Investigation be stayed until the ITC issues its Final Determination in the ITC-605 Investigation. The target date of Initial Determination was also extended from December 7, 2009 to February 8, 2010. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the ITC-649 Investigation. On July 17, 2009, the Judge issued an order granting the request to terminate the ITC-649 Investigation. No petitions for review were filed. The ITC had determined not to review the Initial Determination and issued an order to terminate the investigation on August 7, 2009. The ITC’s Final Determination for the ITC-605 Investigation issued in May 2009 was appealed to the Court of Appeals for the Federal Circuit (“CAFC”). CAFC confirmed ITC’s finding in May 2011. CAFC’s above decision was appealed to the United States Supreme Court. The United States Supreme Court denied the above petition for review of the 605 Investigation in December 2011. Due to the denial of the petition for review of the 605 Investigation by the United States Supreme Court, the stayed litigation in the Northern District of California Court resumed. A Case Management Conference was held on January 4, 2012. The date for jury trial was scheduled for April 2014. The litigation is currently in the discovery stage. On July 19, 2012, Tessera filed a stipulation with the court dismissing its breach of contract claim against ChipMOS. Accordingly, this litigation is now limited to only Tessera’s patent infringement allegations against ChipMOS. The Company’s counsel has not formed an opinion as to the outcome of the case. The Company considers that an unfavorable outcome for this matter is remote.

10.	POST BALANCE SHEET EVENT

a.	On August 20, 2012, the Company effected its US$10 million share repurchase program with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Shares will be repurchased pursuant to a written plan agreed to and entered into between the Company and its broker. The repurchased shares will be retired and cancelled. As of September 26, 2012, the Company had repurchased 235 thousand common shares.

b.	On September 24, 2012, the Company reduced its share premium account by NT$3,787,431 thousand and transferred the credit arising therefrom to the contributed surplus account, as required by the Companies Act 1981 of Bermuda (as amended). This transfer represented movements within capital surplus. Such amount of capital surplus was then used to set off against the accumulated losses of the Company.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan has entered into forward exchange contracts and foreign currency options for the six months ended June 30, 2011 and 2012 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. No derivative financial instrument was used during the six months ended June 30, 2011 and 2012. Information on the derivative transactions is as follows:

a.	Forward exchange contracts

As of December 31, 2011 and June 30, 2012, there were no outstanding forward contracts.

b.	Financial risk information

1)	Credit risk. Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade and other receivables). The Company performs ongoing credit evaluation of the debtors’ financial condition and maintains an allowance for doubtful receivables based on historical collection, write-off experience and individual examination of available information regarding the customers. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. The Company’s financial assets at fair value through profit and loss are stated at market value, which is affected by the stock prices in the open stock market. Subject to turmoil in the global financial market, the Company has evaluated its financial instruments and the Company believed the exposure to market risk as of June 30, 2012 was not significant. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity risk. Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value. Prudent liquidity risk management implies maintaining sufficient cash. The Company monitors and maintains a level of bank balances deemed adequate to finance its operations. The Company employs projected cash flow analysis to manage liquidity risk by forecasting the amount of cash required and monitoring the working capital of the group to ensure that all liabilities due and known funding requirements could be met. In addition, there are unused credit lines for contingency purposes.

4)	Cash flow interest rate risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s short and long term bank loans with floating interest rates. At June 30, 2012, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would increase or decrease the Company’s annual cash outflow by NT$94,865 thousand (US$3,183 thousand).

11.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

c.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31,		June 30,
	2011		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Assets
Cash and cash equivalents	7,357,902	7,357,902	6,596,611	6,596,611	221,363
Restricted cash and cash equivalents	285,133	285,133	152,830	152,830	5,129
Financial assets at fair value through profit or loss	—	—	1,000,659	1,000,659	33,579
Notes receivable	5,710	5,710	7,844	7,844	263
Accounts receivable	3,666,507	3,666,507	3,954,239	3,954,239	132,693
Other receivables	73,179	73,179	135,081	135,081	4,533
Long-term investments	39,121	39,121	39,121	39,121	1,313
Refundable deposits	21,364	21,364	21,214	21,214	712
Liabilities
Bank loans	546,916	546,916	641,845	641,845	21,538
Accounts payable	1,130,730	1,130,730	1,029,570	1,029,570	34,549
Other payables	1,081,530	1,081,530	908,957	908,957	30,502
Payables to contractors and equipment suppliers	415,391	415,391	442,821	442,821	14,860
Long-term loans (including current portion)	9,168,328	9,168,328	8,844,668	8,844,668	296,801
Guarantee deposits	1,777	1,777	2,053	2,053	69

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments – the carrying values approximate the fair values due to its short-term nature.

2)	Financial assets at fair value through profit or loss – open market values.

3)	Long-term investments – market value for listed companies and net equity value for the others.

4)	Refundable deposits and guarantee deposits – future values.

5)	Long-term liabilities – based on forecasted cash flows discounted at current interest rates of similar long-term liabilities.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

d.	The following table details the Company’s exposure to foreign currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate:

	December 31,			June 30,
	2011			2012
	Foreign Currency	Exchange Rate	NT$	Foreign Currency	Exchange Rate	NT$
	(in thousands)
Financial Assets
U.S. Dollar	187,902	30.275	5,688,423	168,952	29.88	5,048,623
Japanese Yen	586,033	0.3906	228,895	555,203	0.3754	208,428

Financial Liabilities
U.S. Dollar	15,808	30.275	478,273	21,582	29.88	645,074
Japanese Yen	1,626,183	0.3906	635,157	1,264,925	0.3754	474,894

12.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with FASB ASC 280-10-50, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors and Bumping when making decisions about allocating resources and assessing the performance of the Company. Financial segment information required by FASB ASC 280-10-50 is as follows:

a.	Semiconductor testing, assembly, LCD and other flat-panel display driver semiconductors and bumping services.

	Six Months Ended June 30, 2011
	Testing	Assembly	LCD	Bumping	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	3,035,852	2,957,944	2,003,603	1,143,249	9,140,648	—	9,140,648
Cost of revenues	2,804,430	2,847,729	1,544,616	1,099,922	8,296,697	—	8,296,697

Segment gross profit	231,422	110,215	458,987	43,327	843,951	—	843,951

Total operating expenses							(568,805)
Gain on disposal of property, plant and equipment							33,154
Other non-operating income							56,129
Interest expense							(181,870)
Loss on partial disposal of a subsidiary							(74,923)
Loss on embedded derivative							(57,188)
Foreign exchange loss - net							(48,950)
Other non-operating expense							(39,558)

Loss before income tax and noncontrolling interests							(38,060)

Depreciation and amortization	1,576,185	458,176	608,625	159,891	2,802,877	12,383	2,815,260

Expenditure for segment assets	181,307	171,164	717,750	242,917	1,313,138	—	1,313,138

	Six Months Ended June 30, 2012
	Testing	Assembly	LCD	Bumping	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	2,686,869	3,200,544	2,006,130	1,319,719	9,213,262	—	9,213,262	309,170
Cost of revenues	2,588,319	2,966,307	1,514,628	1,273,390	8,342,644	—	8,342,644	279,955

Segment gross profit	98,550	234,237	491,502	46,329	870,618	—	870,618	29,215

Total operating expenses							(574,065)	(19,264)
Gain on disposal of property, plant and equipment							14,868	499
Other non-operating income							76,460	2,566
Interest expense							(121,126)	(4,065)
Foreign exchange loss - net							(63,676)	(2,136)
Other non-operating expense							(82,193)	(2,758)

Income before income tax and noncontrolling interests							120,886	4,057

Segment assets	4,918,169	2,729,523	3,449,271	1,846,618	12,943,581	—	12,943,581	434,348

Long-term investment							39,121	1,313
Corporate and other assets							14,805,097	496,815

Total assets							27,787,799	932,476

Depreciation and amortization	1,378,993	402,267	615,957	194,116	2,591,333	33	2,591,366	86,958

Expenditure for segment assets	224,300	216,049	771,142	400,680	1,612,171	—	1,612,171	54,100

The corporate and other assets consist of the total current assets, intangible assets and other assets.

12.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

b.	Net revenue:

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Area
ROC	7,001,104	6,107,422	204,947
Singapore	57,259	1,582,873	53,117
U.S.	1,640,475	775,292	26,016
Japan	143,198	276,041	9,263
Korea	134,550	175,212	5,880
Others	164,062	296,422	9,947

	9,140,648	9,213,262	309,170

c.	Net sales to customers representing at least 10% of net total sales:

	Six Months Ended June 30,
	2011		2012
	Amount	%	Amount	%	Amount
	NT$		NT$		US$
	(in thousands)
Customer

Novatek Microelectronics Corp.	2,043,146	22	1,797,803	20	60,329
Micron Technology, Inc.	672,934	7	1,572,539	17	52,770

13.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Please refer to note 25 to the audited consolidated financial statements of the Company as of December 31, 2011 and for the year then ended for the summary of significant differences.

The following reconciles net income (loss) and equity under ROC GAAP as reported in the accompanying unaudited interim consolidated financial statements to net income (loss) and equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to ChipMOS

Net income (loss) based on ROC GAAP	(124,540)	115,230	3,867
Adjustments:
Amortization of deferred charge	(334)	—	—
Pension expenses	251	62,226	2,088
Gain on disposal of property, plant and equipment	3,972	—	—
Depreciation of property, plant and equipment and employee dormitory building	(27,662)	(24,026)	(806)
Transfer of building and facilities from MVI	79	74	2
Effect of U.S. GAAP adjustments on income taxes	3,972	(9,701)	(326)
Adjustment for uncertain tax positions	—	3,810	128
Stock-based compensation	15,095	7,435	250
Noncontrolling interests	6,331	(24,665)	(828)

Net increase in net income	1,704	15,153	508

Net income (loss) based on U.S. GAAP	(122,836)	130,383	4,375

Income (loss) per share – basic	(4.68)	4.80	0.16

Income (loss) per share – diluted	(4.68)	4.65	0.16

Number of weighted average shares outstanding – basic	26,256	27,169	27,169

Number of weighted average shares outstanding – diluted	26,256	28,022	28,022

13.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	December 31,	June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)

Equity

Equity based on ROC GAAP	14,983,270	15,144,714	508,212

Adjustments:
Technology transfer in payment of capital stock
Original cost	(750,000)	(750,000)	(25,168)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	25,168
Depreciation of property, plant and equipment and employee dormitory building	(391,995)	(416,021)	(13,960)
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(5,811)
Depreciation and gain on disposal of building and facilities from MVI	170,835	170,908	5,735
Net effect on inventories	(3)	(2)	—
Pension expenses	(372,273)	(310,047)	(10,404)
Gain on disposal of property, plant and equipment	3,972	3,972	133
Interest capitalization	118,757	118,757	3,985
Amortization of interest capitalization	(143,781)	(143,781)	(4,825)
Effect of U.S. GAAP adjustments on income taxes	99,729	90,028	3,021
Adjustment for uncertain tax positions	(6,451)	(2,641)	(89)
Equity component of convertible notes	(466,151)	—	—
Loss on redemption of convertible notes	(129,299)	—	—
Amortization of deferred charge	(39,602)	—	—
Amortization of discount on convertible notes	(607,569)	—	—
Gain on embedded derivative liabilities	1,242,621	—	—

Net decrease in equity	(694,384)	(662,001)	(22,215)

Equity based on U.S. GAAP	14,288,886	14,482,713	485,997

	Year Ended December 31,	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Changes in equity based on U.S. GAAP
Balance, beginning of the year	13,372,597	14,288,886	479,493
Shares repurchase	—	(10,916)	(367)
Interest payment for convertible notes	5,408	—	—
Convertible notes conversion	305,569	—	—
Issuance of option warrants	48,979	33,743	1,133
Exercise of option warrants	15,982	85,345	2,864
Stock-based compensation	(23,036)	(7,435)	(250)
Cumulative translation adjustments	107,851	(7,053)	(237)
Net income for the year	46,085	130,383	4,375
Loss on partial disposal of a subsidiary while retaining control	(74,923)	—	—
Reverse stock split	(239)	—	—
Adjustment of equity method for long-term investments	(6,619)	(15,573)	(522)
Unrecognized pension expenses	43,619	—	—
Noncontrolling interests	447,613	(14,667)	(492)

Balance, end of the period	14,288,886	14,482,713	485,997

13.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,	June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Current assets

As reported	13,091,191	13,643,306	457,829
U.S. GAAP adjustments
Effect of inventory adjustments:
Depreciation of property, plant and equipment	1,005	737	25
Transfer of building and facilities from MVI	(3)	(2)	—
Adjustments for uncertain tax position	(6,207)	—	—

As adjusted	13,085,986	13,644,041	457,854

Property, plant and equipment – net

As reported	13,896,048	12,943,581	434,348
U.S. GAAP adjustments
Depreciation of property, plant and equipment	(367,710)	(390,653)	(13,109)
Transfer of building and facilities from MVI	(2,339)	(2,266)	(76)
Interest capitalization	(25,024)	(25,024)	(840)

As adjusted	13,500,975	12,525,638	420,323

Other assets

As reported	1,154,207	1,064,039	35,706
U.S. GAAP adjustments
Depreciation of employee dormitory building	(21,318)	(22,133)	(743)
Effect of U.S. GAAP adjustment on income tax	99,729	90,028	3,021
Adjustments for uncertain tax position	4,961	—	—

As adjusted	1,237,579	1,131,934	37,984

Other liabilities

As reported	101,331	99,231	3,330
U.S. GAAP adjustments
Pension	372,273	310,047	10,404
Adjustment for uncertain tax position	5,205	2,641	89

As adjusted	478,809	411,919	13,823

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$27,964,159 thousand and NT$27,438,486 thousand (US$920,754 thousand) as of December 31, 2011, and June 30, 2012, respectively.

13.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following U.S. GAAP condensed statements of operations for the six months ended June 30, 2011 and 2012 have been derived from the unaudited interim consolidated financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP.

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$

Net revenue	9,140,648	9,213,262	309,170
Cost of revenue	(8,323,166)	(8,321,410)	(279,242)

Gross profit	817,482	891,852	29,928
Other operating income	69,228	71,031	2,384
Operating expenses	(570,975)	(628,891)	(21,104)

Income from operations	315,735	333,992	11,208
Non-operating expenses – net	(362,394)	(167,397)	(5,617)

Income (loss) before income tax and noncontrolling interests	(46,659)	166,595	5,591

Net income (loss) attributable to ChipMOS	(122,836)	130,383	4,375

14.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Pension plans

In accordance with FASB ASC 715, pension information is disclosed bellow:

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Service cost	595	382	13
Interest cost	5,916	5,745	193
Projected return on plan assets	(3,546)	(3,822)	(128)
Amortization	27	27	1
Curtailment loss	6,131	5,353	179
Net prior service cost	(103)	(103)	(4)

	9,020	7,582	254

The Company previously disclosed in the financial statements for the year ended December 31, 2011 that it was expected to contribute approximately NT$24,429 thousand (US$820 thousand) to its pension plan in 2012. As of June 30, 2012, NT$18,995 thousand (US$638 thousand) of contribution has been made. The Company anticipates contributing an additional NT$5,434 thousand (US$182 thousand) to fund the pension plan in 2012.

b.	Statements of cash flows

ROC SFAS No. 17, “Statement of Cash Flows” has been applied. Its objectives and principles are similar to those set out in FASB ASC 230, “Statement of Cash Flows. The principal differences between the standards relate to classification. Summarized cash flow data by operating, investing and financing activities are as follows:

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	1,776,660	901,202	30,242
Investing activities	(1,660,385)	(1,462,636)	(49,082)
Financing activities	(2,803,907)	(151,335)	(5,078)

	(2,687,632)	(712,769)	(23,918)
Effect of changes in foreign exchange rate	2,067	(6,439)	(216)
Cash and cash equivalents at the beginning of period	6,749,865	7,246,056	243,156

Cash and cash equivalents at the end of period	4,064,300	6,526,848	219,022

c.	Statements of comprehensive income (loss)

	Six Months Ended June 30,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Net income (loss) based on U.S. GAAP	(122,836)	130,383	4,375
Other comprehensive income (loss):
Translation adjustment	11,183	(7,053)	(237)
Unrecognized pension costs	14,302	—	—

Comprehensive income (loss)	(97,351)	123,330	4,138

d.	FASB ASC 820 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The hierarchy consists of three broad levels as follows:

Level 1—	Quoted market prices in active markets for identical assets or liabilities
Level 2—	Inputs other than level 1 that are either directly or indirectly observable
Level 3—	Unobservable inputs developed using the Company’s estimates and assumptions, which reflect those that market participants would use.

The following table sets forth the assets measured at fair value on a recurring basis, by input level, as of June 30, 2012:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(in thousands)
Financial assets at fair value through profit and loss	1,000,659	—	—	1,000,659

Financial assets at fair value through profit and loss include investments in open-ended funds, which are measured using quoted price in active markets and are classified as Level 1.

As of December 31, 2011, the Company did not hold any financial instruments recognized at fair value on a recurring basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: September 28, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer